Duff & Phelps Securities LLC
311 South Wacker Drive, Ste 4200
Chicago, IL 60606



07004871

3/20

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~65489~~ 47558 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duff & Phelps Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 4200
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob Silverman 212-450-2880
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
E APR 0 9 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | New York | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
161
SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/9

## OATH OR AFFIRMATION

I, Jacob Silverman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duff & Phelps Securities, LLC (the Company), as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

EDWARD S. FORMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02FO6125299
Qualified In New York County
Commission Expires April 11, 2009



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUFF & PHELPS

FINANCIAL STATEMENTS

# Duff & Phelps Securities, LLC

(a wholly owned subsidiary of Duff & Phelps, LLC)

For the Year Ended December 31, 2006



KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report**

Member
Duff & Phelps Securities, LLC:

We have audited the accompanying statement of financial condition of Duff & Phelps Securities, LLC (a wholly owned subsidiary of Duff & Phelps, LLC) as of December 31, 2006, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 1, 2007

**Duff & Phelps Securities, LLC**
**(a wholly owned subsidiary of Duff & Phelps, LLC)**
**Statement of Income**

**Year ended December 31, 2006**

| | | |
|---|---|---|
| Advisory fees | $ | 24,254,108 |
| Expenses: | | |
| Allocated expenses from Parent Company | | 17,625,009 |
| Net income | $ | 6,629,099 |

See accompanying notes to the financial statements.

**Duff & Phelps Securities, LLC**
**(a wholly owned subsidiary of Duff & Phelps, LLC)**
**Statement of Financial Condition**

**December 31, 2006**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,371,535 |
| Accounts receivable | | 100,000 |
| Amount due from Parent Company | | 7,713,454 |
| Total assets | $ | 9,184,989 |
| | | |
| **Liabilities and Member's Capital** | | |
| Liabilities-deferred revenue | $ | 384,848 |
| Member's capital | | 8,800,141 |
| Total liabilities and member's capital | $ | 9,184,989 |

See accompanying notes to the financial statements.

**Duff & Phelps Securities, LLC**
**(a wholly owned subsidiary of Duff & Phelps, LLC)**
**Statement of Cash Flows**

**Year ended December 31, 2006**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 6,629,099 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Increase in amount due from Parent Company | | (6,564,138) |
| Decrease in accounts receivable | | 665,000 |
| Decrease in deferred revenue | | (730,572) |
| Net cash used in operating activities | | (611) |
| **Cash flows from financing activities** | | |
| Contribution from Parent Company | | 500,000 |
| Net cash provided by financing activities | | 500,000 |
| Net increase in cash | | 499,389 |
| Cash, beginning of year | | 872,146 |
| Cash, end of year | $ | 1,371,535 |

See accompanying notes to the financial statements.

**Duff & Phelps Securities, LLC**
**(a wholly owned subsidiary of Duff & Phelps, LLC)**
**Statement of Changes in Member's Capital**

**Year ended December 31, 2006**

| | Member's Investment | Undistributed earnings | Total Member's Capital |
|---|---|---|---|
| Balance as of January 1, 2006 | $ 640,502 | $ 1,030,540 | $ 1,671,042 |
| Contribution from Parent Company | 500,000 | -- | 500,000 |
| Net income | -- | 6,629,099 | 6,629,099 |
| Balance as of December 31, 2006 | $ 1,140,502 | $ 7,659,639 | $ 8,800,141 |

See accompanying notes to the financial statements.

**Duff & Phelps Securities, LLC**
**(a wholly owned subsidiary of Duff & Phelps, LLC**

**Notes to Financial Statements**
**December 31, 2006**

## Note 1. Nature of Business and Ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. Its customers are located throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member.)

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year. The Company performs private placement of debt and equity securities and merger and acquisition and financial advisory services.

## Note 2. Summary of Significant Accounting Policies

### Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

### Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered. Unrecognized retainer fees represent deferred revenue. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Personal Assets and Liabilities**

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

**Furniture, Fixtures, and Equipment**

The Company has recorded allocated expenses that cover use of office space, furniture, and equipment and, therefore, these items are carried on the books of the Parent Company.

**Income Taxes**

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to its Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

**Limited Liability**

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

**Accounts Receivable**

The Company carries it accounts receivable at cost less an allowance for doubtful accounts which is based on specific identification. All amounts are considered collectible as of December 31, 2006.

**Note 3. Allocation of Expenses from Parent Company**

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. This agreement was amended effective July 1, 2006 to reflect the change in the nature of the business as a result of the merging and expansion of the shared services functions within the broad Duff & Phelps organization. The nature of the allocation is based on the headcount of the Company, whereby shared management expenses, as outlined in the agreement, are recognized on the books of the Company. These expenses are paid by the Parent Company and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, shared services, such as legal expenses, recruiting, training, and marketing. The agreement is in accordance with NASD Notes to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall not have net capital of not less than 125% of the minimum net capital required.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

**Note 4. Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2006, the Company reported net capital of $986,687, which is $981,687 in excess of its net capital requirement of $5,000. The Company had no aggregate indebtedness at December 31, 2006.

**Note 5. Contingencies**

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2006. The Company's assets have been pledged as collateral in conjunction with the Parent Company's Credit Agreement, as amended.

**Duff & Phelps Securities, LLC**
**(a wholly owned subsidiary of Duff & Phelps, LLC)**

## Schedule 1

Computation of Net Capital Under Rule 15c3-1

**December 31, 2006**

| | | |
|---|---|---|
| Aggregate indebtedness | $ | -- |
| Net capital: | | |
| Members' capital | | 8,800,141 |
| Deductions | | (7,813,454) |
| Net Capital | | 986,687 |
| Minimum required net capital | | 5,000 |
| Excess net capital | $ | 981,687 |
| Percentage of aggregate indebtedness to net capital | | --% |

There is not a material difference between the Company's computations of aggregate indebtedness and net capital as reported by the Company in Part II A on Form X-17A-5, as of December 31, 2006, filed on January 26, 2007 and amended on March 1, 2007.

See accompanying independent auditors' report.

**Duff & Phelps Securities, LLC**
**(a wholly owned subsidiary of Duff & Phelps, LLC)**

**Schedule 2**

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2006, under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i) of the rule.

See accompanying independent auditors' report.

**Duff & Phelps Securities, LLC**
**(a wholly owned subsidiary of Duff & Phelps, LLC)**

## Schedule 3

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying independent auditors' report.



**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

Member
Duff & Phelps Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Duff & Phelps Securities, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 1, 2007



END